Consent of Qujing Xiaguang Geological Engineering Co., Ltd.

To Whom It May Concern:

We hereby consent that our report “Geological Survey of ShuChong Coal Mine in Luoping County, Yunnan Province” dated July, 2007 relating to certain coal reserves and resources information for the Company’s SuTsong Coal Mine reserves can be used in the U.S.

/s/ Qujing Xiaguang Geological Engineering Co., Ltd.

Dated: December18, 2009